Exhibit 99.1

Suncor Energy increases shareholder returns, publishes 2026 Investor Day presentation; files contingent resources report

All financial figures are in Canadian dollars, unless noted otherwise.

Calgary, Alberta (March 31, 2026) – Suncor Energy (TSX: SU) (NYSE: SU) published its 2026 Investor Day presentation which outlines a new 3-year improvement plan. As a result, Suncor is increasing its annual share repurchases by over 20% to a revised projection of $4B for 2026.

Investor Day Highlights:

•	$2 billion increase in normalized free funds flow by 2028
•	US$5 per barrel reduction in corporate WTI breakeven to US$38 per barrel by 2028
•	100,000 barrels per day of upstream production growth by 2028
•	10% increase in refining network nameplate capacity to 511,000 barrels per day
•	11 billion barrel increase to contingent resources, total of 30 billion barrels with no exploration risk
•	400,000 barrels per day of future production capacity at an average cost of $30,000 per flowing barrel

The presentation is being webcast live and will be available for future viewing at https://www.suncor.com/en-ca/investors/events-and-presentations.

Additionally, Suncor Energy has filed a report disclosing its contingent resources which can be found on Suncor’s profile on sedarplus.ca, sec.gov, or on Suncor’s website at suncor.com/financialreports.

Suncor Energy - Canada’s leading integrated energy company

Suncor’s operations span the full energy value chain, including oil sands mining and in situ operations, upgrading, offshore production, petroleum refining in Canada and the U.S., marketing and trading, and nationwide Petro-Canada™ retail and wholesale networks – delivering reliable energy that fuels economic growth and meets the needs of customers across Canada and globally. With an unwavering focus on safety, operational excellence, and profitability, Suncor is committed to delivering industry-leading performance and long-term shareholder value. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information, visit suncor.com or find us on LinkedIn, Instagram and Facebook.

Media inquiries:

1-833-296-4570

media@suncor.com

Investor inquiries:

invest@suncor.com

Legal Advisory – Forward-Looking Information

Forward-looking statements in this news release include statements about share repurchases, including the amount and timing of such repurchases, upstream production growth by 2028, increases in normalized free funds flow by 2028, US$5 per barrel reduction to WTI breakeven by 2028, the amount and viability of oil sands contingent resources and the amount and cost of 400,000 barrels per day of new production capacity.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form and Annual Report to Shareholders, each dated February 25, 2026, its Form 40-F dated February 26, 2026 and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR+ at sedarplus.ca or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.